News Release



06018137

RECEIVED

2006 NOV -6 P 3:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE


ZURICH

SUPPL

Zurich appoints new Chief Executive Officer for Latin America as it moves the regional headquarters to Miami

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 1, 2006 – Zurich Financial Services Group (Zurich) announces its plans to move its Latin America regional headquarters from Santiago, Chile, to Miami, USA, in early 2007. In addition, it appoints Jaime Paredes (51) to the role of Chief Executive Officer (CEO) of Zurich Latin America, effective November 6, 2006. He will report to Martin South, Chief Executive Officer of Zurich's International Businesses Division. Mr. Paredes succeeds Gastón Aguirre, who is stepping down from this role as he has decided not to relocate to Miami for personal reasons.

Commenting on the headquarters move, Mr. South said: "The choice of Miami follows a thorough review which identified the city as a strategic location which hosts the Latin American headquarters of many financial services companies, reinsurers and major broking partners. A central and convenient location, the city also offers the chance to use existing infrastructure, making it an ideal hub location."

Mr. Paredes joins Zurich from ACE, where he was Chairman and CEO of the Latin America business since 2003. Before joining ACE he worked with Skandia for 23 years in various leadership positions, where he last held the position of President and Chief Operating Officer of Skandia Latin America. He holds a Master of Philosophy in Economics, as well as a Bachelor of Science in Industrial Engineering.

Commenting on the appointment, Mr. South said, "I am delighted that we will be able to count on Jaime's vast experience in leading the region's

ZURICH

operations. I am confident that he will maximize our growth opportunities there, as well as strengthen our horizontal leverage across the region and the division."

Gastón Aguirre, who has held the position of Zurich Latin America's CEO since 2000, will continue in his role of CEO of Zurich's operation in Chile, Chilena Consolidada. He had held this role in parallel to his regional responsibilities. During his twelve years as CEO of the Chilean business, Mr. Aguirre has built it to be the no. 2 general insurance player in the country and a key player in the life insurance segment.

Latin America represents the largest part of Zurich's International Businesses Division in premium terms. In 2005, it wrote more than USD 1 billion in gross written premiums and policy fees. In the two years to December 2005, gross written premiums and policy fees grew by 16%. The region comprises the operations in Argentina, Bolivia, Brazil, Chile, Mexico and Venezuela.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.

News Release

ZURICH

Zurich appoints Angel Serna to Head of Media Relations

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, November 1, 2006 – Zurich Financial Services Group (Zurich) has appointed Angel Serna (41) to become its new Head of Media Relations, effective today. In this capacity, Mr. Serna will be responsible for the management of Zurich's media relations activities on a global basis, and will report to Francis Bouchard, Global Head of Corporate Communications.

Francis Bouchard said: "I am delighted that Angel Serna is joining Zurich. His years of experience with the media, combined with his strong financial and economic background, make him uniquely qualified to develop and implement an active global media strategy. We are fortunate to have him."

Mr. Serna completed his studies at the University of Zurich with a Ph.D. in Economics. For the last twelve years he has been working as an economics editor and correspondent with the Swiss daily newspaper Neue Zürcher Zeitung (NZZ). During that time he covered various industrial sectors and was working among other things as a foreign correspondent in Madrid, São Paulo and Washington. His last role with NZZ was as an editor of its economics section in Zurich.

Mr. Serna assumes responsibility for Zurich's global media work from Daniel M. Hofmann, who will fully concentrate again on his original position as Chief Economist for the Group. E. Randall Clouser, Group Chief Marketing Officer and Head of Global Communications, said: "On behalf of our management I would like to thank Daniel Hofmann for the outstanding service he has provided in his double role as Head of Media and

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Chief Economist during the last four years. Initially appointed interim Head of Media, he has shaped Zurich's media work in a time of change and big challenges."

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.